ARTICLES OF AMENDMENT

(BOARD OF DIRECTORS OR INCORPORATORS)

Wyoming Secretary of State

Phone (307) 777-7311/7312

The Capitol Building, Room 110

Fax (307) 777-5339

200 W. 24th Street

E-mail: corporations@state.wy.us

Cheyenne, WY 82002-0020

1.

The name of the corporation is KEMPSELL ACQUISITION, INC.

2.

Article I is amended as follows:

“KEMPSELL ACQUISITION, INC. will further be known as Argentum Exploration, Inc.”

3.

If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself are: n/a

4.

The date of each amendment’s adoption is: May 23, 2008

5.

The amendment was adopted by the Incorporators without shareholder action and shareholder action was not required.

Date: May 23, 2008

Signed:/s/ Deanna Montemayor

Title: Wyoming Corporate Services, Inc., Incorporator